

December 14, 2011

<u>Via E-mail</u>
Mr. Henry Stupp
Chief Executive Officer
Cherokee, Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

>   **Re: Cherokee, Inc.**
>   **Form 10-K for Fiscal Year Ended January 29, 2011**
>   **Filed April 14, 2011**
>   **File No. 000-18640**

Dear Mr. Stupp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Discussion of Licensing and Brand Representation Business, page 20

1.   We note your disclosure of U.S. dollar retail sales for your international licensees, including Tesco and Zellers, on page 20 and 21. We further note in your April 30, 2011 and July 30, 2011 Forms 10-Q that you label retail sales for your international licensees as U.S. dollar based. Please explain to us how you arrive at the amount of U.S. dollar retail sales reported for your international licensees, and confirm to us that you will describe how you arrive at these amounts in future filings. Also include a discussion of how changes in currency exchange rates affected the amount of retail sales reported for your international licensees in future filings, as applicable and to the extent significant.

Results of Operations, page 25

Fiscal 2011 Compared to Fiscal 2010, page 26

2.   Please tell us if changes in prices, volume or mix had a significant effect on either the retailer's net sales of licensed products or the amount of royalty revenues in fiscal 2011 compared to fiscal 2010 and, if so, supplementally quantify the effects for us. Also confirm to us that you will describe the effects of changes in prices, volume or mix on both the retailer's sales of licensed products and your recorded royalty revenues in future filings, to the extent that the effects are significant. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 29

3.   Please confirm to us that you will revise your discussion and analysis of operating cash flows in future filings to address material changes in the underlying drivers, rather than merely describing items identified on the face of the consolidated statement of cash flows. Refer to FRC 501.13.b.1 for additional guidance.

Notes to Consolidated Financial Statements, page 40

9. Subsequent Events, page 55

Promissory Notes, page 55

4.   We note that under the terms of the Separation Agreement with your former Executive Chairman, dated January 28, 2011, you agreed to repurchase 400,000 shares of your common stock from Mr. Margolis or his affiliates at $18.15 per share, or $7,260,000 in total (the "Repurchase"). We further note that you consummated the Repurchase and issued promissory notes to affiliates of Mr. Margolis ("Margolis Notes") as consideration for the Repurchase on February 7, 2011, following the effectiveness of the Separation Agreement. Please advise us of the following:

   a.   Explain to us how you determined it was appropriate to record the Margolis Notes and the Repurchase as treasury stock at January 28, 2011, specifically addressing how you considered Margolis' right of revocation for up to seven calendar days following the execution of the Separation Agreement and your February 7, 2011 consummation of the Repurchase and issuance of the Margolis Notes in determining the January 28, 2011 date was appropriate.

   b.   Your Form 8-K filed February 11, 2011 refers to the effectiveness of the Separation Agreement, the date of execution and the date of Repurchase. Clarify when the Effective Date of the Separation Agreement occurred and how this differs from the date of execution, the date of Repurchase and the date upon which you became legally obligated to repurchase the 400,000 shares. Further clarify when the terms of the Separation agreement were fixed and agreed upon and how the above dates were considered in determining the date to record this transaction.

c. Tell us the date that you repurchased the 400,000 shares (i.e. repurchase date), the fair value of the shares on that date and how you considered the guidance in ASC 718-20-35-7.

d. Tell us the applicable accounting guidance that you followed to account for the Repurchase and Margolis Notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining